# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoubleDown Interactive Co., Ltd., CIK 0001799567
CUSIP: 25862B109
Title of class of securities: American Depositary Shares, each twenty (20) ADSs representing one (1) Common Share
Address of issuer's principal executive offices: 13F, GANGNAM FINANCE CENTER, 152, TEHERAN-RO GANGNAM-GU, SEOUL, Korea Republic Of (M5), unknown
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001386060-26-000027
Filed by CIK 0001386060

## Reporting persons
- Boston Partners: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 13,090.3; shared voting power 0; sole dispositive power 13,090.3; shared dispositive power 0; aggregate amount beneficially owned 13,090.3 (0.53% of the class)
  Comment: Boston Partners' amounts and percentages are stated in Common Shares. Per the issuer's Form 20-F for the fiscal year ended December 31, 2025, each twenty (20) American Depositary Shares ("ADSs") represent one (1) Common Share, and 2,477,672 Common Shares were outstanding as of December 31, 2025. As of 09/30/2026, Boston Partners held 261,806 ADSs / 20 = 13,090.30 Common Shares; 13,090.30 / 2,477,672 = 0.53%. This amendment also corrects prior filings, which stated holdings in ADSs and calculated the percentage by dividing ADSs by Common Shares outstanding. Corrected on a consistent basis: as of 03/31/2026, Boston Partners held 133,719 ADSs / 20 = 6,685.95 Common Shares; 6,685.95 / 2,477,672 = 0.27% (previously reported as 5.40%); as of 06/30/2026, Boston Partners held 165,051 ADSs / 20 = 8,252.55 Common Shares; 8,252.55 / 2,477,672 = 0.33% (previously reported as 6.66%).

## Item 1. Issuer
Name of issuer: DoubleDown Interactive Co., Ltd.
Address of issuer's principal executive offices:
13F, GANGNAM FINANCE CENTER, 152, TEHERAN-RO GANGNAM-GU, SEOUL, KOREA, REPUBLIC OF
unknown

## Item 2. Person Filing
Name of person filing: Boston Partners
Address of principal business office or, if none, residence:
ONE BEACON STREET
30TH FLOOR
BOSTON, Massachusetts
02108
Citizenship: Boston Partners - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 13,090.3
Percent of class: 0.53
Sole power to vote or to direct the vote: Boston Partners - 13,090.3
Shared power to vote or to direct the vote: Boston Partners - 0
Sole power to dispose or to direct the disposition: Boston Partners - 13,090.3
Shared power to dispose or to direct the disposition: Boston Partners - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Boston Partners: /s/ Ali Farooqi, Ali Farooqi / Senior Compliance Manager (11/06/2026)